Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM’S CEO, ARNON TOUSSIA-COHEN, TO RETIRE POSITION
AFTER 8½ YEARS; COO DAVID RIPSTEIN TAKES OVER AS NEW CEO

-- Conference Call To Be Held Today at 9AM EDT, 3PM Israel Time -

TEL-AVIV, Israel—March 12, 2007-- RADCOM Ltd. (RADCOM) (NASDAQ and TASE: RDCM) today announced that its CEO since 1998, Mr. Arnon Toussia-Cohen, will retire from his position effective April 1st, 2007, and that its Chief Operating Officer, Mr. David Ripstein, an experienced entrepreneur and manager, will take over the position on that day. The Company will hold an interactive conference call today to introduce Mr. Ripstein to the investment community. Details regarding the conference call are provided at the end of this press release.

“We would like to express our thanks to Noni, whose vision and leadership fueled the Company’s successful turnaround and guided its emergence as a strong, profitable company positioned for continued growth,” said Mr. Zohar Zisapel, Chairman of the Board. “With a strategic orientation, Noni refocused the Company on the converged network monitoring opportunity, and then built a sales organization that has succeeded in penetrating many of the world’s cellular and VoIP service providers. We wish him well in all his future endeavors and look forward to his continued input throughout the transition period.”

Mr. Zisapel continued, “At the same time, we are pleased that David Ripstein, RADCOM’s #2 in command, has agreed to take over the reins from Noni as RADCOM’s new CEO. We are confident that he has the right mix of talents and experience to continue building RADCOM to the next stage and to achieve its full potential.”

David Ripstein joined RADCOM in 2000 as General Manager of its Quality Management Business Unit, a position under which he formed and executed RADCOM’s service quality management strategy and spearheaded the development of its differentiating R70 technology platform. In 2002, Mr. Ripstein was nominated to head the Company’s R&D and marketing activities, and worked closely together with the Company’s CEO, Mr. Toussia-Cohen, in the development and execution of its strategic work plan. In May 2006, Mr. Ripstein was appointed as RADCOM’s Chief Operating Officer. Prior to joining RADCOM, Mr. Ripstein served for 11 years as an officer of an elite R&D unit within the Israel Defense Forces (IDF) Intelligence Division, and then co-founded two startups: Firebit, a provider of ISP security service solutions, and Speedbit, a developer of Internet download acceleration tools. Mr. Ripstein earned B.Sc. and M.Sc. degrees in Electronic Engineering from Israel’s Technion Institute of Technology.

Mr. Ripstein commented, “I am proud to have been part of RADCOM’s growing momentum over the past few years. Our progress has proven that our products and solutions are necessary for the critical needs of our target wireline and wireless markets, a fact that makes me even more excited about the Company’s future potential. Noni has built a company that is well positioned for success with a superb, well-oiled team ready to take it to the next level. I am honored to have been chosen as Noni’s successor and pledge to work to achieve the Company’s full potential.”

Mr. Toussia-Cohen said, “I am extremely proud of the exceptional RADCOM team and our accomplishments over the last eight and a half years, including our success at rebuilding the company after the ‘bubble’ years, our correct prediction of the industry’s migration toward converged services, and the impressive growth that we have achieved over the last three years. I am pleased to be able to turn over the reins to a manager as capable and experienced as David, and confident that RADCOM will go from strength to strength under his leadership. As I am leaving on April 1st, I will continue managing the company until the end of the first quarter, and of course will remain available to help with the transition and afterwards. I am sure the best is still ahead and look forward to witnessing RADCOM’s future success.”

Conference Call Information

RADCOM’s outgoing CEO, Mr. Arnon Toussia-Cohen, and incoming CEO, Mr. David Ripstein, will hold an interactive conference call today, March 12th, 2007, at 9:00 AM EDT (15:00 Israel Time) to introduce Mr. Ripstein to investors and analysts and to answer their questions. To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

▪	From the US (toll free): (888) 281-1167

▪	From Israel (toll free): 1-800-270-345

▪	From other locations (not toll free): +972-3-918-0688

A replay of the call will be available after the call on March 12th until midnight March 19th, 2007. To access the replay, please call one of the following numbers:

▪	From the US (toll free): (877) 332-1104

▪	From Israel (not toll free): 03-925-5930

▪	From other locations (not toll free): +972-3-925-5930

The conference call will also be accessable online at www.radcom.com.

##

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. For more information, please visit www.RADCOM.com.

Risks Regarding Forward Looking Statements
Certain statements made herein that use the words ``estimate,'' ``project,'' ``intend,'' ``expect”, ''believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.